                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  ANNUAL REPORT
                   PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1999
                             COMMISSION FILE NUMBER
                                                    -------------

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                            (FULL TITLE OF THE PLAN)


                                 --------------


                       AFFILIATED COMPUTER SERVICES, INC.
                                (NAME OF ISSUER)


                            2828 NORTH HASKELL AVENUE
                               DALLAS, TEXAS 75201
                          (PRINCIPAL EXECUTIVE OFFICE)



Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                       William L. Deckelman, Jr., Esq.
           Executive Vice President, Secretary And General Counsel
                      Affiliated Computer Services, Inc.
                          2828 North Haskell Avenue
                             Dallas, Texas 75201
                                (214) 841-6144

                              REQUIRED INFORMATION

        The ACS Desktop Solutions, Inc. 401(k) Profit Sharing Plan for ACS Desktop Solutions, Inc. is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


THE ACS DESKTOP SOLUTIONS, INC. 401(K) PROFIT SHARING PLAN

By:     /s/ LORA VILLARREAL
        --------------------------------------------------
Name:   Lora Villarreal
Title:  Administrative Committee Member

Date:   May 31, 2001

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                      FOR THE YEAR ENDED DECEMBER 31, 1999

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                                TABLE OF CONTENTS
                                DECEMBER 31, 1999





Independent Auditors' Report.................................................................1


Statements of Net Assets Available for Benefits
  December 31, 1999 and 1998.................................................................3


Statement of Changes in Net Assets Available for
  Benefits-for the year ended December 31, 1999..............................................4


Notes to Financial Statements................................................................5


Supplemental Schedules .....................................................................10

                          INDEPENDENT AUDITORS' REPORT

To the Participants and Plan Committee of the ACS Desktop Solutions, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of ACS Desktop Solutions, Inc. 401(k) Profit Sharing Plan ("Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audit. The financial statements of ACS Desktop Solutions, Inc. 401(k) Profit Sharing Plan as of December 31, 1998 were audited by other auditors whose report dated August 31, 1999, expressed a qualified opinion as permitted by section 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6, which was certified by Connecticut General Life Insurance Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 1999 that the information provided to the plan administrator by the trustee is complete and accurate.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information summarized in Note 6, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 1999 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, except for the effects on the Schedule of Assets Held For Investment Purposes of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information as described in the second preceding paragraph, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                      Salmon, Beach & Company,
                                      A Professional Corporation
                                      Certified Public Accountants & Consultants
September 11, 2000
Dallas, Texas

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998


                                                                            1999              1998
                                                                            ----              ----
Funds held in Connecticut General Life Insurance
    Guaranteed Income Fund                                             $    497,440      $    302,760

Pooled separate accounts
    Cigna Lifetime50                                                         16,251                74
    Cigna Lifetime40                                                        525,764           591,228
    Cigna Lifetime30                                                         27,537             2,204
    Cigna Lifetime20                                                         19,930             1,179
    Large Company Stock Index Fund                                          196,676           112,274
    Large Company Stock - Growth Fund                                     1,637,492         1,312,952
    Fidelity Advisor Growth Opportunity                                       1,176                 -
    American Century Ultra Fund                                             328,466            49,753
    Balanced Fund                                                               205                 -
    Invesco Dynamics Account                                                112,747                 -
    Small Company Stock - Growth Fund                                       394,654                 -
    Janus Worldwide Account                                                 210,054                 -
    Foreign Stock II Fund                                                   135,151                 -
    Lazard Small Cap Portfolio                                                    -           472,084
    Actively Managed Fixed Income                                                 -           261,314
    Templeton Foreign Account                                                     -            15,860

Legg Mason Value Trust                                                       33,015                 -
ACS Stock                                                                    93,057            14,899

Participant Loans                                                            25,500            12,506
                                                                       ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS                                      $  4,255,115      $  3,149,087
                                                                       ============      ============

The accompanying notes are an integral part of these financial statements.

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

ADDITIONS:

  Contributions:
    Participants                                                                 $     550,887
    Employer                                                                            79,021
    Rollover from other plans                                                            7,737
                                                                                 -------------
      Total contributions                                                              637,645
                                                                                 -------------

  Earnings on investments:
    Net realized/unrealized appreciation on investments                                726,515
    Interest/Dividends                                                                  17,814
                                                                                 -------------
      Total earnings on investments                                                    744,329
                                                                                 -------------

        Total additions                                                              1,381,974
                                                                                 -------------


DEDUCTIONS:

    Benefits paid to participants                                                      420,047
    Plan expenses                                                                        2,232
                                                                                 -------------

        Total deductions                                                               422,279
                                                                                 -------------

Net transfers from other plans                                                         146,333
                                                                                 -------------

Increase in net assets                                                               1,106,028

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of period                                                                  3,149,087
                                                                                 -------------

End of period                                                                    $   4,255,115
                                                                                 =============


   The accompanying notes are an integral part of these financial statements.

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION
The following description of the ACS Desktop Solutions, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information. ACS Desktop Solutions, Inc. (Company) is the sponsor of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL
The Plan was originally effective on April 1, 1998 and was amended and restated on July 1, 1998. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code (IRC) of 1986.

Participants in the Plan have the following options, which are primarily pooled separate accounts managed by Connecticut General Life Insurance Company (CIGNA).

  GENERAL ACCOUNT
        CIGNA Charter Guaranteed Income Fund which is a fixed income fund that invests in a diversified portfolio of high quality, fixed income instruments (primarily intermediate-term bonds and commercial mortgages) within Connecticut General Life Insurance Company's General Account. The principal and interest earnings are guaranteed by CIGNA.

  SEPARATE ACCOUNTS
        CIGNA Lifetime Funds are comprised of five distinct funds offering a range of risk/return characteristics for 20, 30, 40, 50 and 60 year olds. These funds include different bond/stock mixes that are appropriate for individuals at different stages of their lives.

        Large Company Stock Index Fund, managed by TimesSquare Capital Management, Inc., invests in stocks that comprise the S&P 500 stock index.

        Large Company Stock - Growth Fund, managed by Putnam, invests primarily in the equity securities selected from 600 to 1,000 companies that have market capitalization of at least $2 billion, a minimum of 10% earnings per share growth on a five year basis and evidence of ample liquidity.

        Fidelity Advisor Growth Opportunities Fund invests in common stocks and securities which are convertible into the common stock of companies believed to have long-term growth potential.

        American Century Ultra Fund invests primarily in large companies that will maximize growth of capital over time.

        Balanced Fund, managed by Invesco Capital Management, Inc., seeks to achieve a high total return by investing in a combination of equity and fixed income securities.

        Invesco Dynamics Account invests in common stocks of mid-sized companies with market capitalizations between 1 billion and 10 billion to provide capital appreciation.

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION (CONTINUED)
        Small Company Stock - Growth Fund, managed by Fiduciary Trust Company International, invests primarily in the common and preferred stock of U.S. companies with market capitilazation between $30 million and $3 billion with a focus on growing companies involved in new product development and technological breakthroughs.

        Janus Worldwide Account invests primarily in common stocks of foreign and domestic stocks to provide long-term growth of capital and preservation of capital.

        Foreign Stock II Fund, managed by the Bank of Ireland Asset Management team, invests in common stocks of well established companies outside the U.S. to provide long-term capital appreciation.

        Legg Mason Value Trust invests in securities that are believed to be undervalued in relation to the long-term earning power of the invested companies.

        Affiliated Computer Services (ACS) stock is an investment in the Company's stock. This stock is the parent company of the Plan's sponsor.

Participants had the following choices through November 1999. These funds were rolled into other funds at the election of each participant.

        Lazard Small Cap Portfolio invests primarily in small-cap equity securities.

        Actively Managed Fixed Income invests in an actively managed portfolio of predominantly high quality corporate and government fixed income securities.

        Templeton Foreign Account invests in common stock including America, European, and Global Depository Receipts.

FUNDING
The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. The Plan covers employees of the Company who are not covered by a collective bargaining agreement.

Participating employees may contribute the lesser of thirty thousand dollars, as adjusted under IRC code 415(d) or 25% of the participant's 415 compensation through payroll deductions. The Company may make a discretionary matching contribution to the Plan based on a percentage of the participant's salary reduction contributions. In addition, the Company may make a discretionary profit sharing contribution. For the year ended December 31, 1999, the Company made a matching contribution of 25% of the participant's deferral limited to 5% of the participant's salary. For the year ended December 31, 1999, the Company did not make any profit sharing contributions to the Plan.

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 1.  PLAN DESCRIPTION (CONTINUED)
ALLOCATION
Each participant's account is credited with the participant's contribution and allocated to each participant's account upon receipt. Investment income or loss is allocated daily based on the ratio of each participant's account balance at the end of each day.

Company profit sharing contributions are allocated among the participants on the last day of the Plan year and in the same proportion that the entitled participant's compensation for such Plan year bears to the total compensation of all entitled participants.

VESTING
Employee contributions are 100% vested. Employer matching contributions have the following vesting schedule:

                 Years of Vesting Service                 Vested Interest
                 ------------------------                 ---------------
                        Less than 2                               0%
                             2                                   50%
                         3 or more                              100%


PARTICIPANT NOTES RECEIVABLE
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the Participant Notes fund. Loan terms range from 1-5 years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The balance in the participant's account secures the loans. The interest rates are determined by the trustee using the local prevailing rate. An interest rate of 9.5% was charged during 1999. Principal and interest is paid ratably through regular payroll deductions. Participant notes receivable are valued at cost which approximates fair values.

TERMINATION
The Company's Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan's assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, participants' vested interest in employer contributions shall be 100%.

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or one of various installment payments available under the Plan.

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 1. PLAN DESCRIPTION (CONTINUED)
FORFEITURES
Forfeitures are first used to reinstate previously forfeited account balances of rehired former participants and any remaining forfeitures serve to reduce the employer contributions. At December 31, 1999, the Plan maintained a balance of $2,472 in forfeited non-vested accounts.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan's administrator, who is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION
CIGNA Retirement and Investment Services holds the Plan's investments. The fair value per unit/share is stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

PAYMENT OF BENEFITS
Benefit payments are recorded when paid.

NOTE 3. INCOME TAX STATUS
The Internal Revenue Service has determined by letter dated September 28, 1995, that the Plan, as then designed, was in compliance with the applicable sections of the IRC. The Plan has since been amended, however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4. TERMINATED EMPLOYEE INFORMATION
The Plan holds funds for 46 terminated employees with account balances totaling $435,270 at December 31, 1999.

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 1999

NOTE 5.  INVESTMENTS
The Plan maintains the following investments which represent 5% or more of net assets available for benefits at December 31, 1999:

               Guaranteed Income Fund                       $    497,440
               CIGNA Lifetime40                                  525,764
               Large Company Stock - Growth Fund               1,637,492
               American Century Ultra Fund                       328,466
               Small Company Stock - Growth Fund                 394,654


NOTE 6. INFORMATION CERTIFIED BY TRUST COMPANY
Under the Department of Labor's ("DOL") regulations, certain assets and related information held by a bank, trust company, or similar institution or an insurance company that is regulated and subject to periodic examination by a state or federal agency does not have to be audited, provided the plan administrator exercises this option and the institution holding the assets certifies the required information. CIGNA has provided certification as to the completeness and accuracy of all information presented in the accompanying statements of net assets available for plan benefits as of December 31, 1999, and in the statement of changes in net assets available for plan benefits for the year then ended, except for participant loan information. The accompanying supplemental schedule also includes information certified by CIGNA as being complete and accurate except for information related to participant loans and investment costs.

NOTE 7. RELATED PARTY TRANSACTIONS
The Plan invests in units of pooled separate accounts managed by a subsidiary of CIGNA, who acts as custodian of the Plan's assets as defined, by the Plan. These transactions qualify as party-in-interest transactions. However, they are exempt from the prohibited transaction rules.

             ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
                                DECEMBER 31, 1999







                             SUPPLEMENTAL SCHEDULES

ACS DESKTOP SOLUTIONS, INC. 401(k) PROFIT SHARING PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999 EIN# 54-1315551
PLAN NUMBER: 002


        (b) IDENTITY OF ISSUE,          (c) DESCRIPTION OF INVESTMENT, INCLUDING
         BORROWER, LESSOR, OR                MATURITY DATE, RATE OF INTEREST,
(a)         SIMILAR PARTY                   COLLATERAL, PAR, OR MATURITY VALUE            (d) COST              (e) CURRENT VALUE
------ ------------------------------- ------------------------------------------------ -------------------- ----------------------
 *     CIGNA                                     Chtr Guaranteed Income Fund                  $ 497,440             $ 497,440

 *     CIGNA                                     CIGNA Lifetime50                                14,872                16,251

 *     CIGNA                                     CIGNA Lifetime40                               423,362               525,764

 *     CIGNA                                     CIGNA Lifetime30                                23,398                27,537

 *     CIGNA                                     CIGNA Lifetime20                                16,069                19,930

 *     CIGNA                                     Chtr Large Co Stk Index-CIGNA                  160,781               196,676

 *     CIGNA                                     American Century Ultra Account                 248,824               328,466

 *     CIGNA                                     Chtr Lg Co Stock Growth-Putnam               1,123,073             1,637,492

 *     CIGNA                                     Chtr Balanced Fund-Invesco                         118                   205

 *     CIGNA                                     Fid Adv Growth Opportunites                        618                 1,176

 *     CIGNA                                     Invesco Dynamics                                96,527               112,747

 *     CIGNA                                     Chtr Sm Co Stk Growth-Fiduciary                332,264               394,654

 *     CIGNA                                     Janus Worldwide Account                        177,443               210,054

 *     CIGNA                                     Chtr Foreign Stk II-Bank Ireland               122,587               135,151

 *     NATL FINANCIAL SERVICES CORP              Affiliated Computer Services Stock              82,214                93,057

 *     LEGG MASON                                Legg Mason Value Trust                          30,825                33,015

                                                 Participant Loans at 9.5% interest rate              -                25,500
                                                                                         --------------      ----------------
                                                                                           $ 3,350,415           $ 4,255,115
                                                                                         ==============      ================

 *     Denotes a party-in-interest.

                               INDEX TO EXHIBITS

Exhibit No.             Description
-----------             -----------

23                      Consent of Salmon, Beach & Company, P.C.